ORDINARY SHAREHOLDERS’ MEETING

As indicated by the Board of Directors, Banco Santander Chile’s annual Ordinary Shareholders’ Meeting will be held on April 27, 2010 at 5:00pm at the Bank’s headquarters on Bandera 140 12th Floor. The following matters will be discussed and voted on:

1.
Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, and the Notes corresponding to the financial year ending December 31st of 2009.

2.
Approve the payment of a dividend of Ch$1.37308147 per share or 60% of 2009 net income attributable to shareholders as a dividend, which will paid in Chile beginning on April 28, 2010. The remaining 40% of 2009 net income attributable to shareholders will be retained as reserves.

3.	Approval of External Auditors

4.	Approval of Rating Agencies

5.	Approval of one Board of Director and one Alternate Director

6.	Approve the Board of Directors’ 2010 remuneration.

7.	Approval of the Audit Committee’s 2010 budget and remuneration for its members.

8.	Account of all operations with related parties as defined by Article 89 and Title XVI of Law 18,046.

9.	Discuss any matter of interest that should be discussed in an Ordinary Shareholders’ Meeting as defined by law and by the Bank’s bylaws.

As stated in article 49 No. 12 of the General Banking Law, the Bank’s Balance Sheet was published in the Estrategia newspaper on February 25, 2005 and in more detailed manner, including notes and the auditors’ report, on our website: www.santander.cl.

PARTICIPATION IN THE MEETING

All local shareholders included in the Shareholders’ Registrar on April 21, 2010 have the right to participate in this meeting. All local shareholders included in the Shareholders’ Registrar on April 22, 2010 will have the right to receive the dividend.

RECEPTION OF PROXIES

The reception of proxies for this Meeting will be held at the same day and place of the Meeting from 4:00pm to 5.00pm.

THE PRESIDENT OF THE BOARD OF DIRECTORS